Fortis Benefits Insurance Company
P.O. Box 64271	/s/ [ILLEGIBLE]
St. Paul, MN 55164	APPROVED

JOINT 2ND-TO-DIE TERM RIDER	FEB 13 1996
(LAST SURVIVOR)
KENTUCKY DEPT. OF INS.

This rider is a part of your policy. It is subject to the provisions of the policy which apply and are consistent with the provisions of this rider. It is an annually renewable term ride providing coverage to the younger insured’s age 100, payable on the death of the second insured to die. The effective date and expiry date of this rider are shown in the policy schedule.

Joint Insureds

The joint insureds are named in the policy schedule.

Rider Benefit

We will pay the current face amount of this rider to the beneficiary at the death of the surviving insured upon our receipt of due proof that both joint insureds died while this rider was in force.

Proof of the first death must be given to us when it occurs, even if no insurance benefits are to be paid at such time.

Face Amount

The face amount is the amount of the death benefit provided by this rider. The face amount for this rider is shown in the policy schedule. The face amount may be changed at any policy anniversary.

The maximum combined rider coverage on the life of any person insured under an optional term rider (except for the Estate Protection rider) may not exceed the maximum individual insured term rider ratio shown in the policy schedule. The maximum combined rider ratio on all persons insured under an optional term rider (except for the Estate Protection rider) may not exceed the maximum combined term rider ratio. If the base policy face amount is decreased, then the rider face amount will be decreased if necessary, so that the rider maximum combined ratios set forth above are not exceeded.

Monthly Rate

The monthly rider rates are based on the joint insureds’ attained ages and premium class and are shown in the policy schedule. The monthly deduction is equal to the monthly rate multiplied by the face amount of the rider divided by 1,000.

Disability Waiver

If monthly deductions on the policy are waived under the terms of any disability benefit rider, the charges for this rider will also be waived.

Exchange Privilege

For the purposes of this rider, the term “exchange” will refer to an amount of coverage being terminated under this rider and added to the base policy as a face amount increase.

You may exchange all or part of the coverage under this rider subject to the limits outlined below. Partial exchanges are subject to a $25,000 minimum and may be elected only on the policy anniversary and only if remaining coverage under the rider will be at least $100,000. The face amount increase in exchange for rider coverage will be at the same risk classification as the joint insureds at issue.

Coverage may be exchanged only under the following conditions:

1.               While this rider and the base policy are in force;

2.               While both insureds are alive;

3.               Before the earlier of the younger insured’s age 65 or the end of the 10th policy year.

Application for the exchange must be made by written request while both insureds are living.

Incontestable

This rider will be incontestable after it has been in force for 2 years from the effective date of this rider during the lifetime of each insured.

Any reinstatement will be incontestable after that reinstatement has been in force for 2 years from its effective date during the lifetime of the insured or each of the joint insureds. Any contest will then be based only on the information provided on the application for reinstatement.

Failure to notify us of an insured’s death will not prevent us from contesting the validity of this rider.

Suicide

If either insured dies by suicide, while sane or insane, within two years after the effective date of this rider, (one year in Colorado and North Dakota), our liability will be limited to an amount equal to the total monthly deductions for this rider. In no event will this increase the total liability set forth in the Suicide Provision of the attached policy.

Termination

This rider will terminate at the earliest of :

1.                         the expiry date of the rider.

2.                         the date the policy terminates.

3.                         the monthly anniversary date on or next following the date we receive your written request to terminate this rider.

4.                         the date of full exchange of the coverage under this rider, as described in Exchange Privilege.

Nonparticipating

This rider is nonparticipating and has no cash value.

Signed for the Company to take effect on the rider effective date.

/s/ [ILLEGIBLE]	/s/ [ILLEGIBLE]
SENIOR VICE PRESIDENT	SENIOR VICE PRESIDENT